

Fluor Corporation
1 Enterprise
Aliso Viejo, CA 92656-2606
USA

949.349.6995 tel
949.349.5454 fax

Lawrence N. Fisher
Chief Legal Officer

May 3, 2005

Ms. Cecilia D. Blye
Chief Officer of Global Risk Security
Securities and Exchange Commission
Washington, DC 20549-0507


Re: Fluor Corporation;
File No. 1-16129


Dear Ms. Blye:

This letter is being provided in response to your letter of inquiry dated March 29, 2005 to Alan L. Boeckmann, Chief Executive Officer of Fluor Corporation ("Fluor Corporation") with respect to certain disclosures made in the Fluor Corporation's Form 10-K filed March 4, 2005 for the fiscal year ended December 31, 2004 (the "10-K").

Your questions, with the relevant answers, are provided as follows:

1.   *Please describe for us the extent of the Company's operations in, or contacts with, Iran; the materiality to the Company of any such operations or contacts; and your view as to whether those operations or contacts constitute a material investment risk for your security holders.*

      Fluor Corporation has no active operations in, nor contacts with, Iran. As such, Iran is in no way material to Fluor Corporation, and there are no activities or issues related to Iran that would constitutes a material investment risk for Fluor Corporation's security holders.

2.   *Please also tell us whether the Company's operations in, or contacts with, Iran, if any, could adversely affect its position as a service provider to the U.S. government, and discuss for us the nature and extent of any such potential adverse effect.*

      As noted above, Fluor Corporation has no active operations in, nor contacts with, Iran and therefore we do not believe that there is any Fluor Corporation matter or activity associated with Iran that would in any way adversely affect the position of Fluor Corporation, or any of its subsidiaries, as a service provider to the U.S. government.

While the questions asked in your letter request information concerning Fluor Corporation, we do note that your letter cites to one of Fluor Corporation's subsidiaries disclosed in Exhibit 21 to our Form 10-K known as "Fluor Iran". Fluor Iran is an indirect, wholly-owned subsidiary of Fluor Corporation originally incorporated in Iran on July 10, 1974. It is an immaterial subsidiary with no present active business operations, and it has not had active business operations since 1981. Our only recent role in respect of Fluor Iran has been an on-going effort to assist local counsel and our outside auditors in a continuing effort to wind up Fluor Iran. It is our belief that the limited activities associated with Fluor Iran do not constitute a material investment risk for our security holders.

We also feel that it is appropriate to disclose to you that another subsidiary, Fluor Daniel Eurasia, Inc., a California company ("FD Eurasia"), does own two small buildings in Tehran, Iran. This ownership pre-dates the fall of the Shah of Iran. The buildings, which we understand are in a relatively dilapidated state, remain under the ownership of FD Eurasia solely because we are frozen from taking any disposition activities with respect to them. FD Eurasia presently leases the buildings to Daewoo, a South Korean company. Proceeds from the lease of the buildings to Daewoo are used to pay for property taxes, minimal upkeep of the building and the salaries of the three remaining Fluor Iran employees, the manager of the real estate and two night watchmen. FD Eurasia has investigated and continues to investigate options to dispose of the buildings, and intends to do so at first opportunity.

The value of the aforementioned buildings is minimal, and is not material to our operations nor does it constitute a material investment risk to our shareholders. The buildings' operations are under the direct control of the Fluor Iran manager mentioned above. No US citizen or US-based company has active control over the activities associated with the buildings. All proceeds derived from the lease of the buildings are paid in Iranian currency, and remain in-country to cover the costs described above. Neither Fluor Corporation nor any of its subsidiaries contribute funds or other capital to FD Eurasia with respect to the buildings, or in any manner whatsoever to Fluor Iran, and no dividends, loans or proceeds (a) of any type are paid by Fluor Iran to Fluor Corporation or any of its subsidiaries and (b) are paid by FD Eurasia to Fluor Corporation or any of its subsidiaries from which are derived from the operations and lease of the buildings.

We remain willing and ready to discuss the contents of this letter or any other questions you may have concerning Iran or otherwise. Please contact the undersigned at the phone number listed in the letterhead, or Eric Helm, Fluor's General Counsel, at 949.349.6918.

Very truly yours,



Lawrence N. Fisher

cc: Alan L. Boeckmann
        Eric P. Helm